CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$888,000	$63.31

Pricing supplement no. 684 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 192-A-I dated June 1, 2010	Registration Statement No. 333-155535 Dated June 25, 2010 Rule 424(b)(2)

Structured Investments	$888,000 6.625% (equivalent to 13.25% per annum) Callable Yield Notes due December 31, 2010 Linked to the Lesser Performing of the S&P 500® Index and the Market Vectors Gold Miners ETF

General

  The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of either the S&P 500® Index or the Market Vectors Gold Miners ETF and to forgo dividend payments. Investors should be willing to assume the risk that the notes may be called and the investors will receive less interest than if the notes were not called and the risk that, if the notes are not called, the investors may lose some or all of their principal at maturity.
  The notes will pay 6.625% (equivalent to 13.25% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not called, the payment at maturity will be based on the performance of the Lesser Performing Underlying and whether the closing price or closing level, as applicable, of either Underlying falls below the Starting Underlying Level of such Underlying by more than the Protection Amount during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The notes may be called, in whole but not in part, at our option (such an event, an “Optional Call”) on the Optional Call Date set forth below. If the notes are called pursuant to an Optional Call, payment on the Optional Call Date for each $1,000 principal amount note will be a cash payment of $1,000, plus any accrued and unpaid interest, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 31, 2010*
  The payment at maturity is not linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
  Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Underlyings:	The S&P 500® Index (the “Index”) and the Market Vectors Gold Miners ETF (the “Fund”) (each an “Underlying,” and collectively, the “Underlyings”)
Interest Rate:

6.625% (equivalent to 13.25% per annum) over the term of the notes, paid monthly and calculated on a 30/360 basis

The notes may be called, in whole but not in part, at our option (such an event, an “Optional Call”) on the Optional Call Date set forth below.

Protection Amount:

With respect to the Index, 323.028, which is equal to 30.00% of the Initial Index Level. With respect to the Fund, $16.218 initially, which is equal to 30.00% of the Initial Share Price of the Fund, subject to adjustments.

Pricing Date:	June 25, 2010
Settlement Date:	On or about June 30, 2010
Observation Date*:	December 28, 2010
Maturity Date*:	December 31, 2010
CUSIP:	48124ASU2
Monitoring Period:	The period from the Pricing Date to and including the Observation Date
Interest Payment Dates:

Interest on the notes will be payable monthly in arrears on the last calendar day of each month (each such date, an “Interest Payment Date”), commencing July 31, 2010, to and including the Maturity Date or, if the notes are called, to and including the Optional Call Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Payment at Maturity:

If the notes are not called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Trigger Event has occurred and the performance of the Lesser Performing Underlying. If the notes are not called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, unless:

(a) the Ending Underlying Level of any Underlying is less than the Starting Underlying Level of such Underlying; and

(b) a Trigger Event has occurred.

If the notes are not called and the conditions described in (a) and (b) are satisfied, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any accrued and unpaid interest, will be calculated as follows:

$1,000 + ($1,000 x Lesser Performing Underlying Return)

You will lose some or all of your principal at maturity if the notes are not called and the conditions described in (a) and (b) are both satisfied.

Trigger Event:

A Trigger Event occurs if, on any trading day during the Monitoring Period, the closing level or closing price, as applicable, of any Underlying falls below the Starting Underlying Level of such Underlying by more than the applicable Protection Amount.

Underlying Return:	With respect to each Underlying, the Underlying Return is calculated as follows: Ending Underlying Level – Starting Underlying Level Starting Underlying Level
Optional Call:

We, at our election, may call the notes, in whole but not in part, on the Optional Call Date prior to the Maturity Date at a price for each $1,000 principal amount note equal to $1,000 plus any accrued and unpaid interest to but excluding the Optional Call Date. If we intend to call your notes, we will deliver notice to DTC at least five business days before the Optional Call Date.

Optional Call Date*:	September 30, 2010
Additional Key Terms:	See “Additional Key Terms” on the next page.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Payment upon Optional Call,” as applicable, in the accompanying product supplement no. 192-A-I

Investing in the Callable Yield Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 192-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$24.50	$975.50

Total	$888,000	$21,756	$866,244

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $24.50 per $1,000 principal amount note and with respect to $158,000 aggregate principal amount notes, will use a portion of that commission to allow selling concessions to certain affiliated or unaffiliated dealers of $2.00 per $1,000 principal amount note. For the remainder of the notes sold in this offering, the other dealers will forgo all of their selling concessions. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-88 of the accompanying product supplement no. 192-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 25, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 192-A-I dated June 1, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 1, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 192-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 192-A-I dated June 1, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002292/e38973_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

Starting Underlying Level:

With respect to the Index, the closing level of the Index on the Pricing Date (the “Initial Index Level”), which was 1076.76. With respect to the Fund, the closing price of the Fund on the Pricing Date, which was $54.06, divided by the Share Adjustment Factor for the Fund (the “Initial Share Price”). We refer to each of the Initial Index Level for the Index and the Initial Share Price for the Fund as a “Starting Underlying Level.”

Ending Underlying Level:

With respect to the Index, the closing level of the Index on the Observation Date (the “Ending Index Level”). With respect to the Fund, the closing price of one share of the Fund on the Observation Date (the “Final Share Price”). We refer to each of the Ending Index Level for the Index and the Final Share Price for the Fund as an “Ending Underlying Level.”

Share Adjustment Factor:

With respect to the Fund, 1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 192-A-I for further information about these adjustments.

Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Return of the S&P 500® Index and the Underlying Return of the Market Vectors Gold Miners ETF

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay interest at a rate of 6.625% (equivalent to 13.25% per annum) over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 6.625% (equivalent to 13.25% per annum) over the term of the notes. Interest will be payable monthly in arrears on the last calendar day of each month (each such date, an “Interest Payment Date”), commencing July 31, 2010, to and including the Maturity Date or, if the notes are called, to and including the Optional Call Date. Interest will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date or the Optional Call Date, as applicable. If an Interest Payment Date or Optional Call Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in July 2010 will be payable on August 2, 2010.
  POTENTIAL EARLY EXIT AS A RESULT OF THE OPTIONAL CALL FEATURE — If the notes are called pursuant to an Optional Call, on the Optional Call Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the Optional Call Date.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT CALLED — If the notes are not called, we will pay you your principal back at maturity so long as a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is not less than its Starting Underlying Level. A Trigger Event occurs if, on any trading day during the Monitoring Period, the closing level or closing price, as applicable, of any Underlying falls below the Starting Underlying Level of such Underlying by more than the applicable Protection Amount. However, if the notes are not called and a Trigger Event has occurred, you could lose the entire principal amount of your notes.

JPMorgan Structured Investments — Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the Market Vectors Gold Miners ETF	PS-1

  DIVERSIFICATION OF THE UNDERLYINGS — The return on the notes is linked to the Lesser Performing Underlying, which will be either the S&P 500® Index or the Market Vectors Gold Miners ETF.

  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.

  The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “GDX.” The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index primarily comprised of publicly traded companies involved in the mining of gold. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex, LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

  For additional information on each Underlying, see the information set forth under “The S&P 500® Index” and “The Market Vectors Gold Miners ETF” in the accompanying product supplement no. 192-A-I.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 192-A-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes for U.S. federal income tax purposes as units comprising: (i) a Put Option written by you that is terminated if an Optional Call occurs and that, if not terminated, in circumstances where the payment at maturity is less than $1,000 (excluding accrued and unpaid interest) requires you to pay us an amount equal to $1,000 multiplied by the absolute value of the Lesser Performing Underlying Return and (ii) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. We intend to treat approximately 4.91% of each coupon payment as interest on the Deposit and the remainder as Put Premium. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Optional Call. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the either or both of the Underlyings, or any equity securities included in or held by the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 192-A-I dated June 1, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal if the notes are not called. If the notes are not called, we will pay you your principal back at maturity only so long as a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is greater than the Starting Underlying Level of such Underlying. If the notes are not called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. Accordingly, you could lose up to the entire principal amount of your notes.

JPMorgan Structured Investments — Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the Market Vectors Gold Miners ETF	PS-2

  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or on the Optional Call Date and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING — If the notes are not called, unless a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of either Underlying, which may be significant. If the notes are called, for each $1,000 principal amount note, you will receive $1,000 on the Optional Call Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Underlyings, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.
  YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE CLOSING LEVEL OR CLOSING PRICE OF EACH UNDERLYING — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to both of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the closing level or closing price of each Underlying.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE TERM OF THE NOTES — If, on any trading day during the Monitoring Period, the closing level or closing price, as applicable, of either Underlying falls below the Starting Underlying Level of such Underlying by more than the applicable Protection Amount, a Trigger Event will occur, and you will be fully exposed to any depreciation in the Lesser Performing Underlying. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Underlying Level of either Underlying is less than the Starting Underlying Level for such Underlying, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level. You will be subject to this potential loss of principal even if the relevant Underlying subsequently recovers such that the closing level or closing price, as applicable, is less than the Starting Underlying Level of such Underlying by less than the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING — If the notes are not called and a Trigger Event occurs, you will lose some or all of your investment in the notes if the Ending Underlying Level of either Underlying is below its Starting Underlying Level. This will be true even if the Ending Underlying Level of the other Underlying is greater than or equal to its Starting Underlying Level. The two Underlyings’ respective performances may not be correlated and, as a result, if the notes are not called, you may receive the principal amount of your notes at maturity only if there is a broad based rise in the performance of equities across diverse markets during the term of the notes.
  THE OPTIONAL CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — Upon an Optional Call, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the Optional Call Date.
  REINVESTMENT RISK — If your notes are called, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the Optional Call Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are called prior to the Maturity Date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, or upon a call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This

JPMorgan Structured Investments — Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the Market Vectors Gold Miners ETF	PS-3

  secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — Assuming the notes are not called, we will pay you your principal back at maturity only if the closing level or closing price, as applicable, of each Underlying does not fall below its Starting Underlying Level by more than the applicable Protection Amount on any trading day during the Monitoring Period or the Ending Index level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying and the notes are held to maturity. If the notes are not called and a Trigger Event has occurred, the protection provided by the Protection Amount of each Underlying will be eliminated and you will be fully exposed at maturity to any decline in the value of the Lesser Performing Underlying.
  VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that such Underlying could close below its Starting Underlying Value by more than the applicable Protection Amount on any trading day during the Monitoring Period. An Underlying’s volatility, however, can change significantly over the term of the notes. The closing level or closing price, as applicable, of an Underlying could fall sharply on any trading day during the Monitoring Period, which could result in a significant loss of principal.
  THERE ARE RISKS ASSOCIATED WITH THE MARKET VECTORS GOLD MINERS ETF — Although the Market Vectors Gold Miners ETF’s shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Market Vectors Gold Miners ETF or that there will be liquidity in the trading market. The Market Vectors Gold Miners ETF is subject to management risk, which is the risk that Van Eck’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Market Vectors Gold Miners ETF, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE MARKET VECTORS GOLD MINERS ETF AND THE NYSE ARCA GOLD MINERS INDEX — The Market Vectors Gold Miners ETF does not fully replicate the NYSE Arca Gold Miners Index and may hold securities not included in the NYSE Arca Gold Miners Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the NYSE Arca Gold Miners Index, all of which may lead to a lack of correlation between the Market Vectors Gold Miners ETF and the NYSE Arca Gold Miners Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Market Vectors Gold Miners ETF and the NYSE Arca Gold Miners Index. Finally, because the shares of the Market Vectors Gold Miners ETF are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Market Vectors Gold Miners ETF may differ from the net asset value per share of the Market Vectors Gold Miners ETF. For all of the foregoing reasons, the performance of the Market Vectors Gold Miners ETF may not correlate with the performance of the NYSE Arca Gold Miners Index.
  RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Market Vectors Gold Miners ETF are issued by gold or silver mining companies. Because the value of the notes is linked to the performance of the Market Vectors Gold Miners ETF, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

JPMorgan Structured Investments — Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the Market Vectors Gold Miners ETF	PS-4

  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in or held by the Underlyings would have.
  HEDGING AND TRADING IN THE UNDERLYINGS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including instruments related to the Fund or the equity securities included in the Index or held by the Fund. We or our affiliates may also trade in the Fund or instruments related to the Fund or the equity securities included in the Index or held by the Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of a call or our payment to you at maturity.
  THE ANTI-DILUTION PROTECTION FOR THE MARKET VECTORS GOLD MINERS ETF IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Market Vectors Gold Miners ETF. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Market Vectors Gold Miners ETF. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the level and price of the Underlyings on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether a Trigger Event has occurred;
    the interest rate on the notes;
    the expected volatility of the Underlyings;
    the time to maturity of the notes;
    the Optional Call feature and whether we are expected to call the notes, which are likely to limit the value of the notes;
    the dividend rates on the equity securities underlying the Underlyings;
    the expected positive or negative correlation between the Index and the Fund, or the expected absence of any such correlation;
    interest and yield rates in the market generally as well as in the markets of the equity securities underlying the Underlyings;
    a variety of economic, financial, political, regulatory and judicial events;
    the occurrence of certain events to the Market Vectors Gold Miners ETF that may or may not require an adjustment to the applicable Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the Market Vectors Gold Miners ETF	PS-5

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index from January 7, 2005 through June 25, 2010 and the Market Vectors Gold Miners ETF from May 26, 2006 through June 25, 2010. The Index closing level of the S&P 500® Index on June 25, 2010 was 1076.76. The closing price of one share of the Market Vectors Gold Miners ETF on June 25, 2010 was $54.06.

We obtained the various closing levels and prices of the Underlyings below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels and prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price, as applicable, of any Underlying on any trading day during the Monitoring Period or the Observation Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.

JPMorgan Structured Investments — Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the Market Vectors Gold Miners ETF	PS-6

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “note total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity plus the interest payments received over the term of the note per $1,000 principal amount note to $1,000. The table and examples below assume that the notes are not called prior to maturity and that the Lesser Performing Underlying is the S&P 500® Index. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity. In addition, the following table and examples assume a Starting Underlying Level for the Lesser Performing Underlying of 1100 and reflect the Interest Rate of 6.625% (equivalent to 13.25% per annum) over the term of the notes. If the notes are called prior to maturity, your total return and total payment may be less than the amounts indicated below. The hypothetical total returns and total payments set forth below are for illustrative purposes only and may not be the actual total returns or total payments applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Trigger Event Has Not Occurred (1)		Trigger Event Has Occurred (1)

Ending Underlying Level	Lesser Performing Underlying Return	Note Total Return	Total Payments over the Term of the Note	Note Total Return	Total Payments over the Term of the Note

1980.00	80.00%	6.625%	$1,066.25	6.625%	$1,066.25
1815.00	65.00%	6.625%	$1,066.25	6.625%	$1,066.25
1650.00	50.00%	6.625%	$1,066.25	6.625%	$1,066.25
1540.00	40.00%	6.625%	$1,066.25	6.625%	$1,066.25
1430.00	30.00%	6.625%	$1,066.25	6.625%	$1,066.25
1320.00	20.00%	6.625%	$1,066.25	6.625%	$1,066.25
1210.00	10.00%	6.625%	$1,066.25	6.625%	$1,066.25
1155.00	5.00%	6.625%	$1,066.25	6.625%	$1,066.25
1100.00	0.00%	6.625%	$1,066.25	6.625%	$1,066.25
1045.00	-5.00%	6.625%	$1,066.25	1.625%	$1,016.25
990.00	-10.00%	6.625%	$1,066.25	-3.375%	$966.25
880.00	-20.00%	6.625%	$1,066.25	-13.375%	$866.25
770.00	-30.00%	6.625%	$1,066.25	-23.375%	$766.25
660.00	-40.00%	N/A	N/A	-33.375%	$666.25
550.00	-50.00%	N/A	N/A	-43.375%	$566.25
440.00	-60.00%	N/A	N/A	-53.375%	$466.25
330.00	-70.00%	N/A	N/A	-63.375%	$366.25
220.00	-80.00%	N/A	N/A	-73.375%	$266.25
110.00	-90.00%	N/A	N/A	-83.375%	$166.25
0.00	-100.00%	N/A	N/A	-93.375%	$66.25

(1) A Trigger Event occurs if the closing level or closing price, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than 30% on any trading day during the Monitoring Period.

The following examples illustrate how the note total returns and total payments set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Underlying increases from the Starting Underlying Level of 1100 to an Ending Underlying Level of 1155. Because a Ending Underlying Level of the Lesser Performing Underlying of 1155 is greater than its Starting Underlying Level of 1100, regardless of whether a Trigger Event has occurred, the investor receives total payments of $1,066.25 per $1,000 principal amount note over the term of the note, consisting of interest payments of $66.25 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 2: A Trigger Event has not occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 1100 to an Ending Underlying Level of 880. Even though the Ending Underlying Level of the Lesser Performing Underlying of 880 is less than its Starting Underlying Level of 1100, because a Trigger Event has not occurred, the investor receives total payments of $1,066.25 per $1,000 principal amount note over the term of the note, consisting of interest payments of $66.25 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments — Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the Market Vectors Gold Miners ETF	PS-7

Example 3: A Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 1100 to an Ending Underlying Level of 880. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 880 is less than its Starting Underlying Level of 1100, the investor receives total payments of $866.25 per $1,000 principal amount note over the term of the note, consisting of interest payments of $66.25 per $1,000 principal amount note over the term of the notes and a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

[$1,000 + ($1,000 x -20%)] + $66.25 = $866.25

Example 4: A Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 1100 to an Ending Underlying Level of 660. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 660 is less than its Starting Underlying Level of 1100, the investor receives total payments of $666.25 per $1,000 principal amount note over the term of the note, consisting of interest payments of $66.25 per $1,000 principal amount note over the term of the notes and a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

[$1,000 + ($1,000 x -40%)] + $66.25 = $666.25

Example 5: A Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 1100 to an Ending Underlying Level of 0. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 0 is less than its Starting Underlying Level of 1100, the investor receives total payments of $66.25 per $1,000 principal amount note over the term of the note, consisting solely of interest payments of $66.25 per $1,000 principal amount note over the term of the notes, calculated as follows:

[$1,000 + ($1,000 x -100%)] + $66.25 = $66.25

JPMorgan Structured Investments — Callable Yield Notes Linked to the Lesser Performing of the S&P 500® Index and the Market Vectors Gold Miners ETF	PS-8